                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3) *


                            Bancinsurance Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   05945K-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]    Rule 13d-1(b)
       [X]    Rule 13d-1(c)
       [ ]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages
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CUSIP NO. 05945K-10-2                   13G                    PAGE 2 OF 7 PAGES


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Certain members of the Saul Sokol family are filing this Amendment No. 3 to Schedule 13G as a group. The members of the group are Saul Sokol and Phyllis D. Sokol.


2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  X
                                                                     ---

                                                                 (b)
                                                                     ---

3.       SEC USE ONLY



4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER
                    320,398 (See Item 4 below)

6.       SHARED VOTING POWER
                    -0-

7.       SOLE DISPOSITIVE POWER
                    320,398 (See Item 4 below)

8.       SHARED DISPOSITIVE POWER
                    -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    320,398 (See Item 4 below)

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                    Not Applicable

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                    5.5% (See Item 4 below)

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    IN
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Item 1(a).  Name of Issuer.
---------------------------

                  Bancinsurance Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices.
------------------------------------------------------------

                  20 East Broad Street, 4th Floor
                  Columbus, Ohio 43215

Item 2(a).  Name of Person Filing.
----------------------------------

         Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), certain members of the Saul Sokol family are filing this Amendment No. 3 to Schedule 13G as a group.

         The individual members of the group on behalf of whom this Amendment No. 3 to Schedule 13G is being filed consist of:

Saul Sokol, individually and as co-trustee of The Saul Sokol and Phyllis D. Sokol Family Trust

Phyllis D. Sokol, as co-trustee of The Saul Sokol and Phyllis D. Sokol Family Trust

Item 2(b).  Address of Principal Business Office or, if None, Residence.
------------------------------------------------------------------------

                  c/o Saul Sokol
                  20 East Broad Street, 4th Floor
                  Columbus, Ohio 43215

Item 2(c).  Citizenship.
------------------------

                  United States

Item 2(d).  Title of Class of Securities.
-----------------------------------------

                  Common Shares, without par value

Item 2(e).  CUSIP Number.
-------------------------

                  05945K-10-2

                               Page 3 of 7 Pages
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Item 3.
-------

                  Not Applicable

Item 4.  Ownership.
-------------------

                  (a) Amount beneficially owned: 320,398 Common Shares as of December 31, 2000 (1)

                  (b)      Percent of class: 5.5% as of December 31, 2000 (1)

                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:

                                    320,398 as of December 31, 2000 (1)

                           (ii)     Shared power to vote or to direct the vote:

                                    None

                           (iii) Sole power to dispose or to direct the disposition of:

                                    320,398 as of December 31, 2000 (1)

                           (iv) Shared power to dispose or to direct the disposition of:

                                    None

--------------------


         (1) The following information is provided as of December 31, 2000. Saul Sokol and Phyllis D. Sokol are co-trustees of The Saul Sokol and Phyllis D. Sokol Family Trust, which trust holds 306,398 Common Shares (5.3%) and is for the benefit of the children of Saul Sokol and Phyllis D. Sokol. As co-trustees, Saul Sokol and Phyllis D. Sokol are each empowered to exercise all rights with regard to such Common Shares, revoke the trust and amend the trust. Saul Sokol also beneficially owns 14,000 Common Shares (0.2%) that underlie exercisable stock options.

         Each of the undersigned disclaims beneficial ownership of Common Shares owned by the other undersigned, and this filing shall not be an admission that either of the undersigned is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any such Common Shares of the other undersigned.

                               Page 4 of 7 Pages
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Item 5.  Ownership of Five Percent or Less of a Class.
------------------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following.    [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
-------------------------------------------------------------------------

                  Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------------------------------------------------------------------------------
           Security Being Reported on by the Parent Holding Company or Control
           -------------------------------------------------------------------
           Person.
           -------

                  Not Applicable

Item 8.  Identification and Classification of Members of the Group.
-------------------------------------------------------------------

                  In lieu of a separate exhibit, please see Item 2(a).

Item 9.  Notice of Dissolution of Group.
----------------------------------------

                  Not Applicable

Item 10.  Certifications.
-------------------------

         By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 5 of 7 Pages
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                                    Signature
                                    ---------

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.*


Dated:  February 9, 2001

/s/ Saul Sokol
------------------------------------
Saul Sokol,
individually and as co-trustee of The Saul Sokol and Phyllis D. Sokol Family
Trust


/s/ Phyllis D. Sokol
------------------------------------
Phyllis D. Sokol,
as co-trustee of The Saul Sokol and Phyllis D. Sokol Family Trust


         * In accordance with Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Exchange Act, this Amendment No. 3 to the Schedule 13G filed on January 7, 1998 (as amended by Amendment No. 1 filed on January 18, 1999 and Amendment No. 2 filed on January 14, 2000) with the Securities and Exchange Commission on behalf of Saul Sokol is filed pursuant to an agreement between the above-listed parties, which is attached hereto as EXHIBIT A.

                               Page 6 of 7 Pages
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                                    EXHIBIT A
                                    ---------


         Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Amendment No. 3 to Schedule 13G, as amended by Amendment No. 1 and Amendment No. 2, to which this EXHIBIT A is attached is filed on behalf of each of the undersigned.

Dated:  February 9, 2001


/s/ Saul Sokol
------------------------------------
Saul Sokol,
individually and as co-trustee of The Saul Sokol and Phyllis D. Sokol Family
Trust


/s/ Phyllis D. Sokol
------------------------------------
Phyllis D. Sokol,
as co-trustee of The Saul Sokol and Phyllis D. Sokol Family Trust

                               Page 7 of 7 Pages